EXHIBIT 99.1

Himax Technologies, Inc. Announces Updates on Second Quarter 2022 Financial Guidance

TAINAN, Taiwan, June 20, 2022 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced updates on the second quarter 2022 financial guidance for the three months ending June 30, 2022. The revised second quarter revenues and EPS are lower than the forward-looking guidance provided on May 12, 2022. The gross margin guidance remains unchanged.

  Revenues are expected to decrease 22% - 27% sequentially, lower than the previous guidance of 16% - 20% sequential decline.
  Gross margin is expected to be around 43.0% to 45.0%, the same as previous guidance.
  Non-IFRS earnings per diluted ADS are expected to be in the range of 40.0 cents to 45.0 cents, lower than the previous guidance of 45.0 cents to 50.0 cents.
  IFRS earnings per diluted ADS are expected to be in the range of 36.5 cents to 41.5 cents, lower than the previous guidance of 41.5 cents to 46.5 cents.

“The revised Q2 guidance reflects weaker macro environment and slowing end market demands, resulting from recent interest rate hikes and inflationary pressure. In response, panel customers are cutting back production and further tightening inventory levels. We will give detailed updates on the upcoming earnings call,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax. The Company will provide its full financial report with investors and analysts at the next conference call in August. The exact date will be announced soon.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, OLED ICs, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power AI image sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,009 patents granted and 456 patents pending approval worldwide as of March 31, 2022. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2021 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us